Exhibit 99.1
Item 1. Financial Statements
Huntington Bancshares Incorporated
Condensed Consolidated Balance Sheets
(Unaudited)

	2008	2007
(in thousands, except number of shares)	March 31,	December 31,	March 31,

Assets
Cash and due from banks	$1,242,422	$1,416,597	$867,256
Federal funds sold and securities purchased under resale agreements	1,038,820	592,649	701,951
Interest bearing deposits in banks	253,221	340,090	100,417
Trading account securities	1,246,877	1,032,745	76,631
Loans held for sale (loans at fair value, $565,913 at March 31, 2008)	632,266	494,379	277,538
Investment securities	4,313,006	4,500,171	3,724,676
Loans and leases	41,014,219	40,054,338	26,266,746
Allowance for loan and lease losses	(627,615)	(578,442)	(282,976)

Net loans and leases	40,386,604	39,475,896	25,983,770

Bank owned life insurance	1,327,031	1,313,281	1,097,986
Premises and equipment	544,718	557,565	377,687
Goodwill	3,047,407	3,059,333	569,779
Other intangible assets	409,055	427,970	57,165
Accrued income and other assets	1,610,542	1,486,792	1,144,443

Total Assets	$56,051,969	$54,697,468	$34,979,299

Liabilities and Shareholders’ Equity Liabilities
Deposits	$38,116,341	$37,742,921	$24,585,893
Short-term borrowings	3,336,738	2,843,638	1,577,732
Federal Home Loan Bank advances	3,684,193	3,083,555	1,197,411
Other long-term debt	1,907,881	1,937,078	2,173,818
Subordinated notes	1,930,183	1,934,276	1,280,870
Accrued expenses and other liabilities	1,170,054	1,206,860	1,112,215

Total Liabilities	50,145,390	48,748,328	31,927,939

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding	—	—	—
Common stock — No par value and authorized 500,000,000 shares; issued 236,301,562 shares; outstanding 235,713,500 shares.	—	—	2,072,976
Par value of $0.01 and authorized 1,000,000,000 shares; issued 367,007,244 shares and 367,000,815 shares, respectively; outstanding 366,226,146 and 366,261,676, respectively	3,670	3,670	—
Capital surplus	5,241,033	5,237,783	—
Less 781,098, 739,139 and 588,062 treasury shares at cost, respectively	(14,834)	(14,391)	(11,128)
Accumulated other comprehensive loss:
Unrealized (losses) gains on investment securities	(79,396)	(10,011)	11,562
Unrealized gains on cash flow hedging derivatives	4,307	4,553	12,901
Pension and other postretirement benefit adjustments	(47,128)	(44,153)	(83,972)
Retained earnings	798,927	771,689	1,049,021

Total Shareholders’ Equity	5,906,579	5,949,140	3,051,360

Total Liabilities and Shareholders’ Equity	$56,051,969	$54,697,468	$34,979,299

See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2008	2007

Interest and fee income
Loans and leases
Taxable	$658,470	$461,141
Tax-exempt	1,736	471
Investment securities
Taxable	53,895	55,115
Tax-exempt	7,354	6,093
Other	31,956	12,129

Total interest income	753,411	534,949

Interest expense
Deposits	274,883	196,723
Short-term borrowings	19,156	19,837
Federal Home Loan Bank advances	33,720	12,510
Subordinated notes and other long-term debt	48,828	50,324

Total interest expense	376,587	279,394

Net interest income	376,824	255,555
Provision for credit losses	88,650	29,406

Net interest income after provision for credit losses	288,174	226,149

Service charges on deposit accounts	72,668	44,793
Trust services	34,128	25,894
Brokerage and insurance income	36,560	16,082
Other service charges and fees	20,741	13,208
Bank owned life insurance income	13,750	10,851
Mortgage banking (loss) income	(7,063)	9,351
Securities gains	1,429	104
Other income	63,539	24,894

Total non-interest income	235,752	145,177

Personnel costs	201,943	134,639
Outside data processing and other services	34,361	21,814
Net occupancy	33,243	19,908
Equipment	23,794	18,219
Amortization of intangibles	18,917	2,520
Marketing	8,919	7,696
Professional services	9,090	6,482
Telecommunications	6,245	4,126
Printing and supplies	5,622	3,242
Other expense	28,347	23,426

Total non-interest expense	370,481	242,072

Income before income taxes	153,445	129,254
Provision for income taxes	26,377	33,528

Net income	$127,068	$95,726

Average common shares — basic	366,235	235,586
Average common shares — diluted	367,208	238,754

Per common share
Net income — basic	$0.35	$0.41
Net income — diluted	0.35	0.40
Cash dividends declared	0.265	0.265
    See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

								Accumulated
								Other
	Preferred Stock		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total

Three Months Ended March 31, 2007:
Balance, beginning of period	—	$—	236,064	$2,064,764	$—	(589)	$(11,141)	$(55,066)	$1,015,769	$3,014,326

Comprehensive Income:
Net income									95,726	95,726
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of ($1,463)								(2,692)		(2,692)
Unrealized losses on cash flow hedging derivatives, net of tax of ($2,211)								(4,107)		(4,107)
Amortization included in net periodic benefit costs:
Net actuarial loss, net of tax of ($1,101)								2,045		2,045
Prior service costs, net of tax of ($70)								131		131
Transition obligation, net of tax of ($97)								180		180

Total comprehensive income										91,283

Cash dividends declared ($0.265 per share)									(62,474)	(62,474)
Recognition of the fair value of share-based compensation				3,940						3,940
Other share-based compensation activity			238	4,347						4,347
Other				(75)		1	13			(62)

Balance, end of period	—	—	236,302	2,072,976	—	(588)	(11,128)	(59,509)	1,049,021	3,051,360

Three Months Ended March 31, 2008:
Balance, beginning of period	—	—	367,001	3,670	5,237,783	(739)	(14,391)	(49,611)	771,689	5,949,140
Cumulative effect of change in accounting principle for fair value of assets and libilities, net of tax of ($803)									1,491	1,491
Cumulative effect of changing measurement date provisions for pension and post-retirement assets and obligations, net of tax of $4,324								(3,834)	(4,195)	(8,029)

Balance, beginning of period — as adjusted	—	—	367,001	3,670	5,237,783	(739)	(14,391)	(53,445)	768,985	5,942,602

Comprehensive Income:
Net income									127,068	127,068
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of $37,930								(69,385)		(69,385)
Unrealized losses on cash flow hedging derivatives, net of tax of $132								(246)		(246)
Amortization included in net periodic benefit costs:
Net actuarial loss, net of tax of ($281)								522		522
Prior service costs, net of tax of ($84)								157		157
Transition obligation, net of tax of ($97)								180		180

Total comprehensive income										58,296

Cash dividends declared ($0.265 per share)									(97,062)	(97,062)
Recognition of the fair value of share-based compensation					3,654					3,654
Other share-based compensation activity			6	—	(219)				(64)	(283)
Other					(185)	(42)	(443)			(628)

Balance, end of period	—	$—	367,007	$3,670	$5,241,033	(781)	$(14,834)	$(122,217)	$798,927	$5,906,579

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the three months ended March 31, 2008 and 2007, the reclassification adjustments were $929, net of tax of ($500), and $68, net of tax of ($36), respectively.
See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
(in thousands)	2008	2007

Operating activities
Net income	$127,068	$95,726
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	88,650	29,406
Depreciation and amortization	59,125	21,226
Net increase in current and deferred income taxes	135,936	87,676
Net increase in trading account securities	(214,132)	(40,575)
Originations of loans held for sale	(1,026,797)	(600,113)
Principal payments on and proceeds from loans held for sale	865,360	584,561
Other, net	(40,670)	3,024

Net cash (used for) provided by operating activities	(5,460)	180,931

Investing activities
Increase in interest bearing deposits in banks	(51,512)	(26,248)
Proceeds from:
Maturities and calls of investment securities	108,541	118,718
Sales of investment securities	133,269	426,156
Purchases of investment securities	(162,087)	(21,620)
Proceeds from sales of loans	—	108,698
Net loan and lease originations, excluding sales	(1,006,819)	(240,481)
Purchases of operating lease assets	(72,396)	(2,491)
Proceeds from sale of operating lease assets	10,639	12,323
Purchases of premises and equipment	(13,629)	(18,563)
Other, net	18,708	5,348

Net cash (used for) provided by investing activities	(1,035,286)	361,840

Financing activities
Increase (decrease) in deposits	367,188	(464,425)
Increase (decrease) in short-term borrowings	536,335	(98,457)
Maturity/redemption of subordinated notes	(50,000)	—
Proceeds from Federal Home Loan Bank advances	602,771	200,600
Maturity/redemption of Federal Home Loan Bank advances	(2,261)	(10)
Maturity of long-term debt	(44,211)	(70,023)
Dividends paid on common stock	(96,797)	(61,540)
Other, net	(283)	(456)

Net cash provided by (used for) financing activities	1,312,742	(494,311)

Increase in cash and cash equivalents	271,996	48,460
Cash and cash equivalents at beginning of period	2,009,246	1,520,747

Cash and cash equivalents at end of period	$2,281,242	$1,569,207

Supplemental disclosures:
Income taxes paid (refunded)	$(109,559)	$238
Interest paid	375,258	294,617
Non-cash activities
Common stock dividends accrued, paid in subsequent quarter	77,027	48,205
See notes to unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1 – Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements of Huntington Bancshares Incorporated (Huntington or the Company) reflect all adjustments consisting of normal recurring accruals, which are, in the opinion of Management, necessary for a fair presentation of the consolidated financial position, the results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission (SEC) and, therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been omitted. The Notes to Consolidated Financial Statements appearing in Huntington’s 2007 Annual Report on Form 10-K, (2007 Form 10-K), which include descriptions of significant accounting policies, as updated by the information contained in this report, should be read in conjunction with these interim financial statements.
     Certain amounts in the prior-year’s financial statements have been reclassified to conform to the current period presentation.
     For statement of cash flows purposes, cash and cash equivalents are defined as the sum of “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”
Note 2 – New Accounting Pronouncements
FASB Statement No. 157, Fair Value Measurements (Statement No. 157) – In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 157 effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements (See Condensed Consolidated Statements of Shareholders’ Equity and Note 10).
In February 2008, the FASB issued two Staff Positions (FSPs) on Statement No. 157: FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13,” and FSP 157-2, “Effective Date of FASB Statement No. 157.” FSP 157-1 excludes fair value measurements related to leases from the disclosure requirements of Statement No. 157. FSP 157-2 delays the effective date of Statement No. 157 for all non recurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Huntington is applying the deferral guidance in FSP 157-2, and accordingly, has not applied the non recurring disclosure to nonfinancial assets or nonfinancial liabilities valued at fair value on a non-recurring basis.
FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) – In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 159, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements (See Condensed Consolidated Statements of Shareholders’ Equity and Note 10).

FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP 39-1) – In April 2007, the FASB issued FSP 39-1, Amendment of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts. FSP 39-1 permits entities to offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting agreement. FSP 39-1 clarifies that the fair value amounts recognized for the right to reclaim cash collateral, or the obligation to return cash collateral, arising from the same master netting arrangement, should also be offset against the fair value of the related derivative instruments. The Company has historically presented all of its derivative positions and related collateral on a gross basis.
Effective January 1, 2008, the Company adopted a net presentation for derivative positions and related collateral entered into under master netting agreements pursuant to the guidance in FIN 39 and FSP 39-1. The adoption of this guidance resulted in balance sheet reclassifications of certain cash collateral-based short-term investments against the related derivative liabilities and certain deposit liability balances against the related fair values of derivative assets. The effects of these reclassifications will fluctuate based on the fair values of the derivative contracts but overall are not expected to have a material impact on either total assets or total liabilities. The adoption of this presentation change did not have an impact on stockholders’ equity, results of operations, or liquidity.
Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109) – In November 2007, the SEC issued SAB 109. SAB 109 provides the staff’s views on the accounting for written loan commitments recorded at fair value. To make the staff ‘s views consistent with Statement No. 156, Accounting for Servicing of Financial Assets, and Statement No. 159, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments, and requires that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Huntington adopted SAB 109, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements.
FASB Statement No. 141 (Revised 2007), Business Combinations (Statement No. 141R) – Statement No. 141R was issued in December 2007. The revised statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Statement No. 141R requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. Early application is prohibited.
FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (Statement No. 160) – Statement No. 160 was issued in December 2007. The statement requires that noncontrolling interests in subsidiaries be initially measured at fair value and classified as a separate component of equity. The statement is effective for fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact this Statement will have on its consolidated financial statements.
FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (Statement No. 161) – The FASB issued Statement No. 161 in March 2008. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently assessing the impact this Statement will have on its consolidated financial statements.
Note 3 – Restructured Loans
     From time to time, as part of our loss mitigation process, loans may be renegotiated in a troubled debt restructuring when we determine that it will ultimately receive greater economic value under the new terms than through foreclosure, liquidation or bankruptcy. We may consider the borrower’s payment status and history, borrower’s ability to pay upon a rate reset on an adjustable rate mortgage, size of the payment increase upon a rate reset, period of time remaining prior to the rate reset and other relevant factors in determining whether a borrower is experiencing financial difficulty.

These restructuring generally occur within the residential mortgage and home equity loan portfolios and are not material in any period presented.
Franklin Credit Management relationship
     Franklin is a specialty consumer finance company primarily engaged in the servicing and resolution of performing, reperforming, and nonperforming residential mortgage loans. Franklin’s portfolio consists of loans secured by 1-4 family residential real estate that generally fall outside the underwriting standards of Fannie Mae and Freddie Mac and involve elevated credit risk as a result of the nature or absence of income documentation, limited credit histories, and higher levels of consumer debt or past credit difficulties. Franklin purchased these loan portfolios at a discount to the unpaid principal balance and originated loans with interest rates and fees calculated to provide a rate of return adjusted to reflect the elevated credit risk inherent in these types of loans. Franklin originated nonprime loans through its wholly owned subsidiary, Tribeca Lending Corp., and has generally held for investment the loans acquired and a significant portion of the loans originated.
     Loans to Franklin are funded by a bank group, of which Huntington is the lead bank and largest participant. The loans participated to other banks have no recourse to Huntington. The term debt exposure is secured by over 30,000 individual first- and second-priority lien residential mortgages. In addition, pursuant to an exclusive lockbox arrangement, Huntington receives all payments made to Franklin on these individual mortgages.
     The following table details Huntington’s loan relationship with Franklin as of March 31, 2008:
Commercial Loans to Franklin

			Bank
			Group	Participated	Huntington
	Franklin	Tribeca	Exposure	to others	Exposure
(in thousands of dollars)
Variable rate, term loan (Facility A)	$573,396	$408,726	$982,122	$(195,595)	$786,527
Variable rate, subordinated term loan (Facility B)	321,014	98,774	419,788	(71,647)	348,141
Fixed rate, junior subordinated term loan (Facility C)	125,000	—	125,000	(8,224)	116,776
Line of credit facility	733	—	733	—	733
Other variable rate term loans	43,920	—	43,920	(21,960)	21,960

Subtotal	1,064,063	507,500	1,571,563	$(297,426)	$1,274,137

Participated to others	(193,861)	(103,565)	(297,426)

Total principal owed to Huntington	870,202	403,935	1,274,137
Amounts charged off	(116,776)	—	(116,776)

Total book value of loans	$753,426	$403,935	$1,157,361

     Included in our allowance for loan and lease losses was an allowance of $115.3 million associated with our relationship with Franklin. The adequacy of this reserve is determined using the same allowance for loan and lease losses (ALLL) methodology for non-Franklin-related loans, including estimates of probability-of-default for each of Franklin’s three portfolios of loans. As such, it is management’s opinion that the Franklin-related allowance was adequate based on our estimate at the end of the quarter of probable losses inherent in that portfolio. However, events currently unforeseen could result in changes to the estimate of probable losses.
     The Bank has committed to a plan to reduce its exposure to Franklin to its legal lending limit by September 30, 2008. Management anticipates that it can achieve this plan either by the sale of loans to third parties, or by the transfer of these balances to a subsidiary of the holding company.

Note 4 — Investment Securities
     Listed below are the contractual maturities (under 1 year, 1-5 years, 6-10 years, and over 10 years) of investment securities at March 31, 2008, December 31, 2007, and March 31, 2007:

	March 31, 2008		December 31, 2007		March 31, 2007
	Amortized		Amortized		Amortized
(in thousands of dollars)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

U.S. Treasury
Under 1 year	$200	$203	$299	$303	$130	$129
1-5 years	250	255	250	253	648	650
6-10 years	—	—	—	—	—	—
Over 10 years	—	—	—	—	—	—

Total U.S. Treasury	450	458	549	556	778	779

Federal agencies
Mortgage backed securities
Under 1 year	—	—	—	—	2,249	2,248
1-5 years	—	—	—	—	11,361	11,432
6-10 years	1	1	1	1	3,455	3,460
Over 10 years	1,485,348	1,497,661	1,559,387	1,571,991	1,222,972	1,230,560

Total mortgage-backed Federal agencies	1,485,349	1,497,662	1,559,388	1,571,992	1,240,037	1,247,700

Other agencies
Under 1 year	100,839	100,797	101,367	101,412	—	—
1-5 years	66,477	67,042	62,121	64,010	149,324	149,628
6-10 years	10,017	10,278	6,707	6,802	—	—
Over 10 years	—	—	—	—	—	—

Total other Federal agencies	177,333	178,117	170,195	172,224	149,324	149,628

Total Federal agencies	1,662,682	1,675,779	1,729,583	1,744,216	1,389,361	1,397,328

Municipal securities
Under 1 year	61	61	61	61	42	42
1-5 years	18,957	19,581	14,814	15,056	9,726	9,734
6-10 years	202,679	205,501	179,423	181,018	164,760	164,160
Over 10 years	492,953	490,613	497,086	501,191	407,244	411,275

Total municipal securities	714,650	715,756	691,384	697,326	581,772	585,211

Private label CMO
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	—	—
6-10 years	—	—	—	—	—	—
Over 10 years	760,510	729,368	784,339	783,047	551,070	556,342

Total private label CMO	760,510	729,368	784,339	783,047	551,070	556,342

Asset backed securities
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	30,000	30,019
6-10 years	—	—	—	—	—	—
Over 10 years	856,877	750,695	869,654	834,489	987,045	987,849

Total asset backed securities	856,877	750,695	869,654	834,489	1,017,045	1,017,868

Other
Under 1 year	1,701	1,701	2,750	2,744	6,500	6,487
1-5 years	11,848	11,896	10,399	10,401	4,146	4,133
6-10 years	598	599	446	452	642	644
Over 10 years	64	113	3,606	4,004	44	86
Non-marketable equity securities	417,601	417,601	414,583	414,583	150,754	150,754
Marketable equity securities	8,829	9,040	8,368	8,353	4,698	5,044

Total other	440,641	440,950	440,152	440,537	166,784	167,148

Total investment securities	$4,435,810	$4,313,006	$4,515,661	$4,500,171	$3,706,810	$3,724,676

     Other securities included Federal Home Loan Bank and Federal Reserve Bank stock, corporate debt, and marketable equity securities.
     For the three months ended March 31, 2008 and 2007, gross gains from sales of securities totaled $4.5 million and $5.0 million, respectively, and gross losses totaled less than $0.1 million and $1.6 million, respectively. For the three month periods ended March 31, 2008 and 2007, Huntington also recognized an additional $3.1 million and $3.3 million, respectively, of losses relating to securities that were identified as other-than-temporarily impaired. These securities, included in the asset-backed securities portfolio, had a total carrying value of $2.8 million at March 31, 2008.
     As of March 31, 2008, Management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses are the result of wider liquidity spreads on asset backed securities and, additionally, increased market volatility on non-agency mortgage and asset backed securities that are backed by certain mortgage loans. The fair values of these assets have been impacted by forced liquidations by distressed sellers of similar securities. In addition, the expected average lives of the asset backed securities backed by trust preferred securities have extended, due to changes in the expectations of when the underlying securities would be repaid. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at March 31, 2008.
Note 5 – Loan Servicing Rights
Residential Mortgage Loans
     During the first quarter of 2007, Huntington sold $109.5 million of residential mortgage loans held for investment, resulting in a net pre-tax gain of $0.5 million. There were no sales of residential mortgage loans held for investment in the first quarter of 2008.
     A mortgage servicing right (MSR) is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. MSRs are accounted for under the fair value provisions of FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.
     At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. Subsequent to initial capitalization, MSR assets are carried at fair value and are included in accrued income and other assets. Any increase or decrease in fair value during the period is recorded as an increase or decrease in mortgage banking income, which is reflected in non-interest income in the consolidated statements of income.
     The following table is a summary of the changes in MSR fair value during the three months ended March 31, 2008 and 2007:

	Three Months Ended
	March 31,
(in thousands)	2008	2007

Fair value, beginning of period	$207,894	$131,104
New servicing assets created	8,919	8,436
Change in fair value during the period due to:
Time decay (1)	(1,665)	(1,076)
Payoffs (2)	(5,249)	(2,562)
Changes in valuation inputs or assumptions (3)	(18,093)	(1,057)

Fair value, end of period	$191,806	$134,845

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.

     MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.
     A summary of key assumptions and the sensitivity of the MSR value at March 31, 2008 to changes in these assumptions follows:

		Decline in fair value
		due to
		10%	20%
		adverse	adverse
(in thousands)	Actual	change	change

Constant pre-payment rate	15.66%	$(9,485)	$(18,013)
Discount rate	9.28	(6,076)	(11,778)
     MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. The Company hedges against changes in MSR fair value attributable to changes in interest rates through a combination of derivative instruments and trading securities.
     Servicing fees, net of amortization of capitalized servicing assets, included in mortgage banking income amounted to $4.0 million and $3.2 million for the three months ended March 31, 2008 and 2007, respectively.
Note 6 – Goodwill and Other Intangible Assets
     Goodwill by line of business as of March 31, 2008, was as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands)	Banking	Sales	PFCMG	Other	Consolidated

Balance, January 1, 2008	$2,906,155	$—	$87,517	$65,661	$3,059,333
Adjustments	(29,348)	—	—	17,422	(11,926)

Balance, March 31, 2008	$2,876,807	$—	$87,517	$83,083	$3,047,407

     The change in goodwill for the three months ended March 31, 2008, primarily related to purchase accounting adjustments from the acquisitions made in 2007. Huntington is in the process of preparing valuations of acquired bank branches, operating facilities and other contingent obligations, and will adjust goodwill upon completion of the valuation process. Huntington does not expect a material amount of goodwill from mergers in 2007 to be deductible for tax purposes.
     There were no impairment losses in either the three months ended March 31, 2008 or 2007. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     At March 31, 2008, December 31, 2007 and March 31, 2007, Huntington’s other intangible assets consisted of the following:

	Gross	Accumulated	Net
(in thousands)	Carrying Amount	Amortization	Carrying Value

March 31, 2008
Core deposit intangible	$373,300	$(62,334)	$310,966
Customer relationship	104,574	(9,490)	95,084
Other	23,655	(20,650)	3,005

Total other intangible assets	$501,529	$(92,474)	$409,055

December 31, 2007
Core deposit intangible	$373,300	$(46,057)	$327,243
Customer relationship	104,574	(7,055)	97,519
Other	23,655	(20,447)	3,208

Total other intangible assets	$501,529	$(73,559)	$427,970

March 31, 2007
Core deposit intangible	$45,000	$(9,378)	$35,622
Customer relationship	19,819	(2,096)	17,723
Other	23,655	(19,835)	3,820

Total other intangible assets	$88,474	$(31,309)	$57,165

     The estimated amortization expense of other intangible assets for the remainder of 2008 and the next five years are as follows:

Amortization
(in thousands)	Expense

2008	$56,705
2009	67,366
2010	59,597
2011	52,600
2012	45,503
2013	40,005
Note 7 – Shareholders’ Equity
Issuance of Convertible Preferred Stock
     On April 22, 2008, Huntington completed the public offering of 500,000 shares of 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock with a liquidation preference of $1,000 per share, resulting in an aggregate liquidation preference of $500 million. In connection with the offering, Huntington granted the underwriters an option exercisable for 30 days after the date of the offering, to purchase, from time to time, in whole or in part, up to an aggregate of 75,000 shares of Preferred Stock to the extent the underwriters sell more than 500,000 shares of Preferred Stock in the offering. On May 1, 2008, the underwriters exercised this option and purchased an additional 69,000 shares of Preferred Stock in the offering.
     The Series A Preferred Stock will pay, when declared by the board of directors, dividends in cash at a rate of 8.50% per annum, payable quarterly, commencing July 15, 2008.
     Each share of the Series A Preferred Stock is non-voting and may be convertible at any time, at the option of the holder, into 83.6680 shares of common stock of Huntington, which represents an approximate initial conversion price of $11.95 per share of common stock (for a total of approximately 47.6 million shares, subject to the anti-dilution provisions included in the prospectus supplement). The conversion rate and conversion price will be subject to adjustments in certain circumstances. On or after April 15, 2013, at the option of Huntington, the Series A Preferred Stock will be subject to mandatory conversion into Huntington’s common stock at the prevailing conversion rate, if the closing price of

Huntington’s common stock exceeds 130% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period.
Change in par value and shares authorized:
     During the second quarter of 2007, Huntington amended its charter to, among other things, assign a par value of $0.01 to each share of common stock. Shares of common stock previously had no assigned par value. Huntington also amended its charter to increase the number of authorized shares of common stock from 500 million shares to 1.0 billion shares.
Share Repurchase Program:
     On April 20, 2006, the Company announced that its board of directors authorized a new program for the repurchase of up to 15 million shares (the 2006 Repurchase Program). The Company announced its expectation to repurchase the shares from time to time in the open market or through privately negotiated transactions depending on market conditions.
     Huntington did not repurchase any shares under the 2006 Repurchase Program for the three months ended March 31, 2008. At the end of the period, the remaining 3,850,000 shares may be purchased under the 2006 Repurchase Program.
Note 8 – Earnings per Share
     Basic earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, restricted stock units, and distributions from deferred compensation plans. The calculation of basic and diluted earnings per share for the three months ended March 31, 2008 and 2007, was as follows:

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2008	2007

Net income	$127,068	$95,726

Average common shares outstanding	366,235	235,586
Dilutive potential common shares	973	3,168

Diluted average common shares outstanding	367,208	238,754

Earnings per share
Basic	$0.35	$0.41
Diluted	0.35	0.40
     Options to purchase 27.7 million and 6.9 million shares during the three months ended March 31, 2008 and 2007, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $20.57 per share and $25.21 per share for the three months ended March 31, 2008 and 2007, respectively.
     With the issuance of the Series A Convertible Preferred Stock (as described in Note 7), Huntington assumes a diluted conversion impact of approximately 47.6 million additional shares of common stock. The additional shares will impact diluted earnings per share on a weighted-average basis starting with the second quarter of 2008.

Note 9 – Share-based Compensation
     Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of ten years. All options granted after May 2004 have a maximum term of seven years.
     Beginning in 2006, Huntington began granting restricted stock units under the 2004 Stock and Long-Term Incentive Plan. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period, subject to certain service restrictions. The fair value of the restricted stock unit awards was based on the closing market price of the Company’s common stock on the date of award.
     Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. The estimated fair value of options is amortized over the options’ vesting periods and is recognized in personnel costs on the consolidated statements of income. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the historical volatility of Huntington’s stock. The expected term of options granted is derived from historical data on employee exercises. The expected dividend yield is based on the dividend rate and stock price on the date of the grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Three Months Ended
	March 31,
	2008	2007

Assumptions
Risk-free interest rate	3.22%	4.57%
Expected dividend yield	8.05	4.45
Expected volatility of Huntington’s common stock	21.0	21.1
Expected option term (years)	6.0	6.0

Weighted-average grant date fair value per share	$0.85	$3.75
     Total share-based compensation expense for the three months ended March 31, 2008 and 2007 was $3.7 million and $3.9 million, respectively. Huntington also recognized $1.3 million and $1.4 million, respectively, in tax benefits for each of the three-months ended March 31, 2008 and 2007, related to share-based compensation.
     Huntington’s stock option activity and related information for the three months ended March 31, 2008, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except year and per share amounts)	Options	Price	Life (Years)	Value

Outstanding at January 1, 2008	28,065	$20.57
Granted	16	13.08
Exercised	—	—
Forfeited/expired	(277)	22.77

Outstanding at March 31, 2008	27,804	$20.54	4.2	$4

Exercisable at March 31, 2008	23,943	$20.31	4.0	$4

     The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price. The total intrinsic value of stock options exercised during the three months ended 2007, was $1.9 million. There were no exercises of stock options in the first three months of 2008.
     Cash received from the exercise of options for the three months ended March 31, 2007 was $3.9 million and the tax benefit realized for the tax deductions from option exercises totaled $0.9 million for the same period.

     The following table summarizes the status of Huntington’s restricted stock units as of March 31, 2008 and activity for the three months ended March 31, 2008:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share

Nonvested at January 1, 2008	1,086	$21.35
Granted	3	13.08
Vested	(9)	20.77
Forfeited	(18)	20.85

Nonvested at March 31, 2008	1,062	$21.34

     The weighted-average grant date fair value of nonvested shares granted for the three months ended March 31, 2008 and 2007, were $13.08 and $23.70, respectively. The total fair value of awards vested during each of the three months ended March 31, 2008 and 2007 was $0.1 million. As of March 31, 2008, the total unrecognized compensation cost related to nonvested awards was $13.0 million with a weighted-average remaining expense recognition period of 2.0 years.
     Of the 35.2 million shares of common stock authorized for issuance under the plans at March 31, 2008, 28.9 million were outstanding and 6.3 million were available for future grants. Huntington issues shares to fulfill stock option exercises and restricted stock units from available authorized shares. At March 31, 2008, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises in 2008.
Note 10 – Fair Values of Assets and Liabilities
     As discussed in Note 2, “New Accounting Pronouncements”, Huntington adopted fair value accounting standards Statement No. 157 and Statement No. 159 effective January 1, 2008. Huntington elected to apply the provisions of Statement No. 159, the fair value option, for mortgage loans originated with the intent to sell and reported as held for sale. Previously, a majority of the mortgage loans held for sale were recorded at fair value under the fair value hedging requirements of Statement No. 133. Application of the fair value option allows for both the mortgage loans held for sale and the related derivatives purchased to hedge interest rate risk to be carried at fair value without the burden of hedge accounting under Statement No. 133. The election was applied to existing mortgage loans held for sale as of January 1, 2008 and is also being applied prospectively to mortgage loans originated for sale. As of the adoption date, the carrying value of the existing loans held for sale was adjusted to fair value through a cumulative-effect adjustment to beginning retained earnings. This adjustment represented an increase in value of $2.3 million, or $1.5 million after tax.
     The following table summarizes the impact of adopting the fair value accounting standards as of January 1, 2008:

		Net Increase
	As of	to Retained	As of
	January 1, 2008	Earnings	January 1, 2008
(in thousands)	prior to Adoption	upon Adoption	after Adoption

Mortgage loans held for sale	$420,895	$2,294	$423,189
Tax impact		(803)

Cumulative effect adjustment, net of tax		$1,491

     At March 31, 2008, mortgage loans held for sale had an aggregate fair value of $565.9 million and an aggregate outstanding principal balance of $557.8 million. Interest income on these loans is recorded in interest and fees on loans and leases. Net gains resulting from changes in fair value of these loans, including realized gains and losses on sale of $5.8 million were recorded in mortgage banking income during the three months ended March 31, 2008.
     Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement No. 157 also establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Securities
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include US Treasury and other federal agency securities, and money market mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include US Government and agency mortgage-backed securities, municipal securities and certain private label CMOs. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include asset backed securities, for which Huntington obtains third party pricing. The current market conditions has caused the market value of many Level 3 securities to be highly sensitive to assumption changes and market volatility as well as fewer readily observable trades in the market.
Certain non-marketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock that are accounted for at cost; and therefore, not subject to the disclosure requirements of Statement No. 157.
Mortgage loans held for sale
Mortgage loans held for sale are estimated using security prices for similar product types; and therefore, are classified in Level 2.
Mortgage servicing rights
MSRs do not trade in an active, open market with readily observable prices. For example, sales of MSRs do occur, but the precise terms and conditions typically are not readily available. Accordingly, MSRs are classified in Level 3 (See Note 5).
Mezzanine lending loans
The mezzanine loan market does not have observable market prices or data. The exit avenues for such loans would generally be limited to repayment of the contractual principal balance plus accrued interest. As such, these loans are included in Level 3.
Equity Investments
Equity investments are valued initially based upon transaction price. The carrying values are then adjusted from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is considered necessary based upon a variety of factors including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, and changes in market outlook. Due to the absence of quoted market prices and inherent lack of liquidity and the long-term nature of such assets, these equity investments are included in Level 3. Certain equity investments are accounted for under the equity method; and therefore, are not subject to the disclosure requirements of Statement No. 157.

Derivatives
Huntington uses derivatives for a variety of purposes including asset and liability management, mortgage banking, and for trading activities (See note 12). Level 1 derivatives consist of exchange traded options and forward commitments to deliver mortgage banking securities which have quoted prices. Level 2 derivatives include basic asset and liability conversion swaps and options, and interest rate caps. These derivative positions are valued using internally developed models that use readily observable market parameters. Derivatives in Level 3 consist of interest rate lock agreements used for mortgage loan commitments. The valuation includes assumptions related to the likelihood that a commitment will ultimately result in a closed loan, which is a significant unobservable assumption.
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using			Netting	Balance at
(in thousands)	Level 1	Level 2	Level 3	Adjustments (1)	March 31, 2008

Assets
Trading account securities	$34,544	$1,212,333			$1,246,877
Investment securities	195,933	2,948,777	$750,695		3,895,405
Mortgage loans held for sale		565,913			565,913
Mezzanine lending loans			221,516		221,516
Mortgage servicing rights			191,806		191,806
Derivative assets	5,042	315,238	3,107	$(43,234)	280,153
Equity investments			35,345		35,345

Liabilities
Derivative liabilities	6,037	191,324	159	(138,381)	59,139

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.
     The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2008 to March 31, 2008.

			Mezzanine
	Mortgage	Net Interest	lending	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	loans	Securities	investments

Balance, January 1, 2008	$207,894	$(46)	$224,008	$834,489	$41,516
Total gains/losses:
Included in earnings	(16,737)	2,989	179	(3,317)	(8,777)
Included in other comprehensive loss				(71,017)
Purchases, issuances, and settlements	649		(2,671)	(9,460)	2,606
Transfers in/out of Level 3		5

Balance, March 31, 2008	$191,806	$2,948	$221,516	$750,695	$35,345

     The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities for the period from January 1, 2008 to March 31, 2008.

	Mortgage		Mezzanine
	Servicing	Net interest	lending	Investment	Equity
(in thousands)	Rights	rate locks	loans	securities	Investments	Total

Classification of gains and losses in earnings for the three months ended March 31, 2008:
Mortgage banking income (loss)	$(16,737)	$2,989				$(13,748)
Securities gains (losses)				$(3,317)		(3,317)
Other expenses					$(8,777)	(8,777)
Provision for credit losses			$179			179

Total	$(16,737)	$2,989	$179	$(3,317)	$(8,777)	$(25,663)

Change in unrealized gains or losses to assets and liabilities still held at March 31, 2008:	$(16,737)	$2,994	$179	$(74,334)	$(2,877)	$(90,775)

     Certain assets are measured at fair value on a non-recurring basis. As of March 31, 2008, the Company had $32.4 million of impaired loans for which the fair value is recorded based upon collateral, a Level 3 input. The impact of these loans during the quarter was a charge of $14.5 million to the provision for credit losses.
Note 11 – Benefit Plans
     Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.
     In addition, Huntington has an unfunded, defined benefit post-retirement plan (Post-Retirement Benefit Plan) that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.
     On January 1, 2008, Huntington transitioned to fiscal year-end measurement date of plan assets and benefit obligations as required by FASB Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158). As a result, Huntington recognized a charge to beginning retained earnings of $4.2 million, representing the net periodic benefit costs for the last three months of 2007 and a charge to the opening balance of accumulated other comprehensive loss of $3.8 million, representing the change in fair value of plan assets and benefit obligations for the last three months of 2007 (net of amortization included in net periodic benefit cost).

     The following table shows the components of net periodic benefit expense of the Plan and the Post-Retirement Benefit Plan:

	Pension Benefits		Post Retirement Benefits
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands)	2008	2007	2008	2007

Service cost	$5,954	$4,445	$420	$374
Interest cost	6,761	5,967	903	667
Expected return on plan assets	(9,786)	(9,120)	—	—
Amortization of transition asset	1	1	276	276
Amortization of prior service cost	79	1	95	142
Settlements	450	1,000	—	—
Recognized net actuarial loss (gain)	1,038	3,115	(274)	(81)

Benefit expense	$4,497	$5,409	$1,420	$1,378

     There is no required minimum contribution for 2008 to the Plan.
     Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The cost of providing these plans was $0.9 million and $0.8 million for the three-month periods ended March 31, 2008 and 2007, respectively.
     Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions, up to the first 3% of base pay contributed to the plan. Half of the employee contribution is matched on the 4th and 5th percent of base pay contributed to the plan. The cost of providing this plan was $3.9 million and $2.8 million for the three months ended March 31, 2008 and 2007, respectively.
Note 12 – Derivative Financial Instruments
Derivatives used in Asset and Liability Management Activities
     The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at March 31, 2008, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands )	Hedges	Hedges	Total

Instruments associated with:
Loans	$—	$2,555,000	$2,555,000
Deposits	360,000	150,000	510,000
Federal Home Loan Bank advances	—	525,000	525,000
Subordinated notes	750,000	—	750,000
Other long-term debt	50,000	—	50,000

Total notional value at March 31, 2008	$1,160,000	$3,230,000	$4,390,000

     The following table presents additional information about the interest rate swaps and caps used in Huntington’s Asset and Liability Management activities at March 31, 2008:

		Average		Weighted-Average
	Notional	Maturity	Fair	Rate
(in thousands )	Value	(years)	Value	Receive	Pay

Asset conversion swaps
Receive fixed — generic	$2,555,000	2.5	$21,955	2.90%		2.82%

Total asset conversion swaps	2,555,000	2.5	21,955	2.90		2.82

Liability conversion swaps
Receive fixed — generic	845,000	8.0	66,903	5.27		3.52
Receive fixed — callable	315,000	5.7	961	4.94		3.24
Pay fixed — generic	675,000	1.2	(20,372)	2.97		4.95

Total liability conversion swaps	1,835,000	5.1	47,492	4.37		3.99

Total swap portfolio	4,390,000	3.6	69,447	3.51%		3.31%

				Weighted-Average
				Strike Rate
Purchased Caps
Interest rate caps	500,000	0.8	1		5.50%

Total purchased caps	$500,000	0.8	$1		5.50%

     These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an (increase)/decrease to net interest income of ($0.9 million) and $0.4 million for the three months ended March 31, 2008 and 2007, respectively.
     Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate the credit risk associated with derivatives. At March 31, 2008, December 31, 2007 and March 31, 2007, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $47.6 million, $31.4 million and $23.6 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.
Derivatives Used in Mortgage Banking Activities
     The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	March 31,	December 31,	March 31,
(in thousands)	2008	2007	2007

Derivative assets:
Interest rate lock agreements	$3,107	$753	$383
Forward trades and options	2,460	260	854

Total derivative assets	5,567	1,013	1,237
Derivative liabilities:
Interest rate lock agreements	(159)	(800)	(808)
Forward trades and options	(6,037)	(4,262)	(417)

Total derivative liabilities	(6,196)	(5,062)	(1,225)

Net derivative (liability) asset	$(629)	$(4,049)	$12

Derivatives Used in Trading Activities
     Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties.
     Supplying these derivatives to customers results in non-interest income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $11.6 million and $3.4 million for the three months ended March 31, 2008 and 2007, respectively. The total notional value of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives was $8.6 billion, $6.4 billion, and $4.9 billion at March 31, 2008, December 31, 2007, and March 31, 2007, respectively. Huntington’s credit risk from interest rate swaps used for trading purposes was $229.8 million, $116.0 million, and $57.9 million at the same dates.
     Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at March 31, 2008, was $1.8 billion. The total notional amount corresponds to trading assets with a fair value of $11.2 million and trading liabilities with a fair value of $6.3 million. Total losses for the three months ended March 31, 2008 and 2007 were $15.9 million and $0.5 million, respectively.
     In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.3 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.3 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.
Note 13 – Commitments and Contingent Liabilities
Commitments to extend credit:
     In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amounts of these financial agreements at March 31, 2008, December 31, 2007, and March 31, 2007, were as follows:

	March 31,	December 31,	March 31,
(in millions)	2008	2007	2007

Contract amount represents credit risk
Commitments to extend credit
Commercial	$6,727	$6,756	$4,385
Consumer	4,788	4,680	3,482
Commercial real estate	2,337	2,565	1,664
Standby letters of credit	1,611	1,549	1,197
     Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.
     Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $4.9 million, $4.6 million, and $4.3 million at March 31, 2008, December 31, 2007, and March 31, 2007, respectively.
     Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.
Commitments to sell loans:
     Huntington enters into forward contracts relating to its mortgage banking business. At March 31, 2008, December 31, 2007, and March 31, 2007, Huntington had commitments to sell residential real estate loans of $803.2 million, $555.9 million, and $373.7 million, respectively. These contracts mature in less than one year.
Litigation:
     Between December 19, 2007 and February 1, 2008, two putative class actions were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against the Company and certain of our current or former officers and directors purportedly on behalf of purchasers of our securities during the periods July 20, 2007 to November 16, 2007 or July 20, 2007 to January 10, 2008. These complaints seek to allege that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements concerning our financial results, prospects, and condition, relating, in particular, to our transactions with Franklin Credit Management (“Franklin”). It is expected that both cases will be consolidated into a single action. At this early stage of these lawsuits, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
     Between January 16, 2008 and April 17, 2008, three shareholder derivative actions were filed in the Court of Common Pleas of Delaware County, Ohio, the United States District Court for the Southern District of Ohio, Eastern Division, and the Court of Common Pleas of Franklin County, Ohio, respectively, against certain of our current or former officers and directors variously seeking to allege breaches of fiduciary duty, waste of corporate assets, abuse of control, gross mismanagement, and unjust enrichment, all in connection with our acquisition of Sky Financial Group, Inc., certain transactions between us and Franklin Credit Management, and the financial disclosures relating to such transactions. The Company is named as a nominal defendant in each of these actions. At this early stage of the lawsuits, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
     Between February 20, 2008 and February 29, 2008, three putative class action lawsuits were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against the Company, the Huntington Bancshares Incorporated Pension Review Committee, the Huntington Investment and Tax Savings Plan (the Plan) Administrative Committee, and certain of the Company’s officers and directors purportedly on behalf of participants in or beneficiaries of the Plan between July 1, 2007 or July 20, 2007 and the present. The complaints seek to allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to the Company’s stock being offered as an investment alternative for participants in the Plan. The complaints seek money damages and equitable relief. It is expected that all three cases will be consolidated into a single action. At this early stage of these lawsuits, it is not possible for management to assess the probability of a material adverse outcome, or reasonably estimate the amount of any potential loss.
     It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period. However, although no assurance can be given, based on information currently available, consultation with counsel, and available insurance coverage, management believes that the eventual outcome of these claims against us will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations
     Other than mentioned above, in the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of Management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington’s consolidated financial position.

Note 14 – Segment Reporting
     Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial and Capital Markets Group (PFCMG). A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.
     The following provides a brief description of the four operating segments of Huntington:
Regional Banking: This segment provides traditional banking products and services to consumer, small business, and, commercial customers located in 13 operating regions within the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia and Kentucky. It provides these services through a banking network of over 600 branches, almost 1,400 ATMs, along with Internet and telephone banking channels. It also provides certain services outside of these six states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. At March 31, 2008, Retail Banking accounts for 51% and 80% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.
Dealer Sales: This segment provides a variety of banking products and services to more than 3,700 automotive dealerships within the Company’s primary banking markets, as well as in Arizona, Florida, Nevada, New Jersey, New York, Tennessee and Texas. Dealer Sales finances the purchase of automobiles by customers at the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealership, and their working capital needs; and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. Dealer Sales’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.
Private Financial and Capital Markets Group (PFCMG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, and private banking products and services. PFCMG also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and interstate risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.
Treasury / Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include Huntington’s insurance agency business, investment securities and bank owned life insurance. The net interest income/(expense) of this segment includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income, insurance revenue, and any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative, merger and other miscellaneous expenses not allocated to other business segments. The provision for income taxes for the other business segments is calculated at a statutory 35% tax rate, though our overall effective tax rate is lower. As a result, Treasury/Other reflects a credit for income taxes representing the difference between the lower actual effective tax rate and the statutory tax rate used to allocate income taxes to the other segments.

Listed below are certain financial results by line of business. For the three months ended March 31, 2008 and 2007, operating earnings were the same as reported earnings.

	Three Months Ended March 31,
Income Statements	Regional	Dealer		Treasury/	Huntington
(in thousands )	Banking	Sales	PFCMG	Other	Consolidated

2008
Net interest income	$360,562	$36,176	$24,687	$(44,601)	$376,824
Provision for credit losses	(69,734)	(17,081)	(1,835)	—	(88,650)
Non-interest income	122,287	12,796	44,493	56,176	235,752
Non-interest expense	(234,425)	(26,166)	(47,814)	(62,076)	(370,481)
Income taxes	(62,542)	(2,004)	(6,836)	45,005	(26,377)

Operating / reported net income	$116,148	$3,721	$12,695	$(5,496)	$127,068

2007
Net interest income	$215,002	$31,641	$19,100	$(10,188)	$255,555
Provision for credit losses	(22,456)	(7,745)	795	—	(29,406)
Non-interest income	89,457	13,181	31,330	11,209	145,177
Non-interest expense	(162,751)	(19,587)	(37,837)	(21,897)	(242,072)
Income taxes	(41,738)	(6,122)	(4,686)	19,018	(33,528)

Operating / reported net income	$77,514	$11,368	$8,702	$(1,858)	$95,726

	Assets at			Deposits at
	March 31,	December 31,	March 31,	March 31,	December 31,	March 31,
(in millions)	2008	2007	2007	2008	2007	2007

Regional Banking	$34,721	$34,360	$21,154	$33,100	$32,626	$20,637
Dealer Sales	6,179	5,823	5,173	56	58	55
PFCMG	3,048	2,963	2,236	1,543	1,626	1,172
Treasury / Other	12,104	11,551	6,416	3,417	3,433	2,722

Total	$56,052	$54,697	$34,979	$38,116	$37,743	$24,586